UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Netshoes (Cayman) Limited

(Name of Issuer)

Common Shares, nominal value US$0.0033

(Title of Class of Securities)

G6455X107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

TABLE OF CONTENTS

SIGNATURES

EX-99.1	JOINT FILING AGREEMENT

CUSIP No. G6455X107	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,071,127*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,071,127*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,071,127*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%**
12	TYPE OF REPORTING PERSON (See Instructions) HC

*	See Item 4 of Schedule.
**	Based on 31,025,936 Common Shares (as defined herein) outstanding as of April 18, 2017, as reported by the Issuer (as defined herein) in its report on Form 6-K submitted to the Securities and Exchange Commission (the “Commission”) on May 15, 2017.

CUSIP No. G6455X107	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fullerton Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,071,127*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,071,127*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,071,127*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%**
12	TYPE OF REPORTING PERSON (See Instructions) HC

*	See Item 4 of Schedule.
**	Based on 31,025,936 Common Shares outstanding as of April 18, 2017, as reported by the Issuer in its report on Form 6-K submitted to the Commission on May 15, 2017.

CUSIP No. G6455X107	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seletar Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,071,127*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,071,127*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,071,127*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%**
12	TYPE OF REPORTING PERSON (See Instructions) HC

*	See Item 4 of Schedule.
**	Based on 31,025,936 Common Shares outstanding as of April 18, 2017, as reported by the Issuer in its report on Form 6-K submitted to the Commission on May 15, 2017.

CUSIP No. G6455X107	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clemenceau Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,071,127*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,071,127*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,071,127*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%**
12	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 4 of Schedule.
**	Based on 31,025,936 Common Shares outstanding as of April 18, 2017, as reported by the Issuer in its report on Form 6-K submitted to the Commission on May 15, 2017.

Item 1(a).	Name of Issuer:

Netshoes (Cayman) Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Rua Vergueiro 961, Liberdade

São Paulo, São Paulo, Brazil 01504-001

Item 2(a).	Name of Person Filing:

(1)	Temasek Holdings (Private) Limited (“Temasek Holdings”)

(2)	Fullerton Fund Investments Pte Ltd (“FFIPL”) , a wholly-owned subsidiary of Temasek Holdings.

(3)	Seletar Fund Investments Pte Ltd (“Seletar”), a wholly-owned subsidiary of FFIPL.

(4)	Clemenceau Investments Pte Ltd (“Clemenceau”), a wholly-owned subsidiary of Seletar.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(1)	60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(2)	60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(3)	60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

(4)	c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

Item 2(c).	Citizenship:

(1)	Republic of Singapore

(2)	Republic of Singapore

(3)	Republic of Singapore

(4)	Cayman Islands

Item 2(d).	Title of Class of Securities:

Common Shares, nominal value US$0.0033 (“Common Shares”)

Item 2(e).	CUSIP Number:

G6455X107

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 2,071,127.

As of December 31, 2017, Clemenceau directly owned 2,071,127 Common Shares. Clemenceau is wholly-owned by Seletar, which in turn is wholly-owned by FFIPL, which in turn is wholly-owned by Temasek Holdings. Therefore, each of Temasek Holdings, FFIPL and Seletar may be deemed to beneficially own the Common Shares directly owned by Clemenceau.

Accordingly, as of December 31, 2017, each of Temasek Holdings, FFIPL and Seletar may be deemed to have beneficially owned the 2,071,127 Common Shares directly owned by Clemenceau.

(b)	Percent of Class: 6.7%.

As of December 31, 2017, the Shares that may be deemed to have been beneficially owned by Temasek Holdings, FFIPL and Seletar, and directly and beneficially owned by Clemenceau, constituted approximately 6.7% of the Shares outstanding.

All percentage calculations in this Schedule are based on 31,025,936 Common Shares outstanding as of April 18, 2017, as reported by the Issuer in its report on Form 6-K submitted to the Commission on May 15, 2017.

(c)	Number of shares as to which the person has:

As of December 31, 2017:

(i) Sole power to vote or to direct the vote:

0.

(ii) Shared power to vote or to direct the vote:

Clemenceau: 2,071,127

Seletar: 2,071,127

FFIPL: 2,071,127

Temasek Holdings: 2,071,127

(iii) Sole power to dispose or to direct the disposition of:

0.

(iv) Shared power to dispose or to direct the disposition of:

Clemenceau: 2,071,127

Seletar: 2,071,127

FFIPL: 2,071,127

Temasek Holdings: 2,071,127

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

Temasek Holdings (Private) Limited

By:	/s/ Choo Soo Shen Christina
Name:	Choo Soo Shen Christina
Title:	Authorized Signatory

Fullerton Fund Investments Pte Ltd

By:	/s/ Cheong Kok Tim
Name:	Cheong Kok Tim
Title:	Director

Seletar Fund Investments Pte Ltd

By:	/s/ Lim Siew Lee Sherlyn
Name:	Lim Siew Lee Sherlyn
Title:	Director

Clemenceau Investments Pte Ltd

By:	/s/ Tan Lay Khim
Name:	Tan Lay Khim
Title:	Director